
FOSTER'S
GROUP


10015900

ASX RELEASE SUPPL

The following release was made to the Australian Securities Exchange Limited today:


SEC MAIL PROCESSING
RECEIVED
JUN 17 2010
WASH, D.C.
211
SECTION

"Letter to Shareholders"

Released: 9 June 2010

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

Dew 6/21


FOSTER'S
GROUP

9 June 2010

Company Announcements Office
Australian Securities Exchange Limited
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: Letter to Shareholders

Pursuant to Listing Rule 3.17, attached is a copy of a letter which is being sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 8626 2000 Fax 61 3 8626 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com


FOSTER'S
GROUP

9 June 2010

Dear Shareholder,

Recently Foster's announced a trading update; an intention to pursue a demerger of the Beer and Wine businesses; and a non-cash impairment charge against its wine assets. These matters received wide media coverage and I take the opportunity to provide you with commentary on relevant aspects.

Trading Update

Foster's confirmed that it currently expects earnings before interest, tax, SGARA[1] and significant items for the year ending 30 June 2010 to be between $1,050-1,080 million, broadly in line with market expectations.

Foster's underlying business is financially strong. The Beer and Wine businesses are profitable with brands that are leaders in their categories.

Demerger Proposal

Foster's announced that it intends to pursue a structural separation to create separate stock exchange listings for Beer and Wine (a "demerger"), subject to a detailed evaluation of the issues, costs and benefits to Foster's shareholders and ongoing assessment of prevailing economic and capital market conditions.

The decision to pursue a demerger is the next step in the process we commenced with the Wine Strategic Review and follows significant progress of Foster's Transformation Agenda announced in February 2009, including:

- the appointment of new senior management to the Beer and Wine businesses;
- implementation of separate operational structures for Beer and Wine;
- reshaping of the Wine portfolio including brand rationalisation and vineyard divestments; and
- achieving significant cost savings with benefits being progressively realised in the 2010 financial year and on track to realise at least $100 million in annual cost savings in the 2011 financial year.

[1] SGARA refers to self-generating and regenerating assets and represents the non-cash profit or loss relating to the accounting treatment of agricultural assets.

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 8626 2000 Fax 61 3 8626 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

There are also early signs of an economic recovery in some of the major international wine markets, particularly the United States, notwithstanding recent volatility in capital markets.

Potential benefits of a demerger include increased transparency allowing investors to more appropriately value each business over time; greater investment choice; and flexibility for separate boards and management of Beer and Wine to develop their own corporate strategies and implement capital structures and financial policies appropriate to their businesses.

Potential issues associated with a demerger may include financing costs; corporate and other costs; and one-off implementation costs.

Foster's will assess the requirements of the independent businesses including the impact of separate financial, corporate and logistical structures.

A demerger will require the establishment of separate boards for Beer and Wine, with the appropriate mix of skills and experience.

No decision has been made on the form, structure or timing of any demerger which will depend upon, among other things, prevailing economic and capital market conditions.

A demerger will be subject to all regulatory and statutory approvals and is unlikely to be implemented until the first half of calendar 2011, at the earliest.

Impairment Impact

In a separate decision, Foster's announced that it expects to recognise a non-cash impairment charge of $1,100-1,300 million before tax and $1,050-1,200 million after tax against its wine assets in the 2010 financial year.

The non-cash impairment charge will not have any adverse implications under Foster's various banking facilities.

As a result of the non-cash impairment charge, the timing and payment of dividends over the next 12 months is expected to change, although the total amount received by shareholders is anticipated to be broadly in line with previous years.

As we move forward with our plans, I undertake to keep you informed of our progress.

Yours sincerely,



David Crawford, Chairman